UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from --- to ---.

Commission File No. 1-12043

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

FAHNESTOCK & CO., INC. 401(k) PLAN
125 Broad Street
New York NY 10004
U.S.A.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FAHNESTOCK VINER HOLDINGS INC.
Suite 1110, PO Box 2015
20 Eglinton Avenue West
Toronto ON M4R 1K8
Canada

REQUIRED INFORMATION

Item 1. Not applicable

Item 2. Not applicable

Item 3. Not applicable

Item 4. Financial Statements and Supplemental Information

Fahnestock & Co., Inc.

401(k) Plan

Financial Statements and Schedule

December 31, 2002 and 2001

Page(s)

Report of Independent Auditors 1

Financial Statements:

Statements of Net Assets Available for Benefits

as of December 31, 2002 and 2001 2

Statement of Changes in Net Assets Available for

Benefits for the Year Ended December 31, 2002 3

Notes to Financial Statements 4-11

Supplemental Schedule

Schedule I - Schedule of Assets (Held at End of Year)

as of December 31, 2002 12-13

Report of Independent Auditors

To the Trustees of the Fahnestock & Co., Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Fahnestock & Co., Inc. 401(k) Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed on the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 26, 2003

	December 31,
	2002	2001

Assets
Cash	$140,246	-
Investments, at fair value	77,665,222	$69,479,555
Life insurance policies	407,680	-
Contributions receivable from
Fahnestock & Co. Inc.	1,402,635	1,524,556
Participants	-	59,398
Accrued income receivable	2,423,456	1,872,019
Total assets	-	46,793
	$82,039,239	$72,982,321
Liabilities
Accounts payable	16,909	-
Total liabilities	16,909	-
Net assets available for benefits	$82,022,330	$72,982,321
Additions to net assets attributed to
Contributions
Participants	$5,974,333
Employer	3,483,261
Additions to net assets attributed to transfer from plans of affiliates	18,452,520
Total contributions	27,910,114

Additions (deductions) from net assets attributed to
Net realized and unrealized losses on investments	(13,131,420)
Interest	194,775
Dividends	595,564
Net investment loss	(12,341,081)
Benefits paid to participants	6,514,518
Expenses	14,506
Total deductions	18,870,105
Net increase in net assets	9,040,009

Net assets available for benefits
Beginning of year	72,982,321
End of year	$82,022,330

Description of the Plan

The following description of the Fahnestock & Co., Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established on January 1, 1987 and was amended and restated to add a profit-sharing provision effective January 1, 1991. The Plan was subsequently amended effective January 1, 1998 to change the rates used in computing the discretionary profit sharing contribution from Fahnestock & Co., Inc. (the "Company").

Effective January 1, 1999, employees of the First of Michigan Division of the Company became eligible to participate in the Plan.

Effective July 1, 2002, the following plans were merged into the Plan:

First of Michigan A Division Fahnestock & Co., inc. Capital Accumulation 401(k) Plan

Josepthal & Co., Inc. Employee Savings Plan

Prime Charter Limited Tax Deferred Savings Plan

Buy&hold.com Inc. 401(k) Retirement Plan

The Plan document was amended effective July 1, 2002. Nationwide Trust Company was appointed as trustee and The 401(k) Company was hired to administer the Plan.

Employees of the Company who are 18 and have completed one year of service shall be eligible to receive an allocation of the discretionary profit sharing contribution. Employees of the Company who are 18 and have completed six months of service shall be eligible to make elective deferrals into the Plan.

Allocation provisions

Under the terms of the Plan, the individual makes all investment decisions with respect to his/her account balance, subject to available investment alternatives. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives. For the period January 1, 2002 to June 30, 2002 these investment alternatives included:

Bond Fund - Funds are invested in U.S. government and high quality U.S. corporate securities.

Money Market Fund - Funds are invested in the Fahnestock Prime Cash Series Fund.

Vanguard Index Trust Fund - Funds are invested in shares of a registered investment company that invests in large capitalization stocks that is designed to replicate the performance of the Standard and Poors 500 Index.

AIM Value Fund - Funds are invested in shares of a registered investment company that seeks long term growth by investing in under valued securities.

MFS Emerging Growth Fund - Funds are invested in shares of a registered investment company that seeks long term growth by primarily investing in stocks of small and emerging companies.

Templeton World Fund - Funds are invested in shares of a registered investment company that seeks long term growth by investing in companies throughout the world.

Putnam Fund for Growth and Income - Funds are invested in shares of a registered investment company that seeks capital growth and current income.

Certificate of Deposit Fund - Funds are invested in certificates of deposits and the Fahnestock Prime Cash Series Fund.

Fahnestock Viner Holdings Inc. Common Stock Fund - Funds are invested in common stock of the Company’s parent, Fahnestock Viner Holdings Inc.

Ivy U.S. Emerging Growth Fund - Funds are invested in shares of a registered investment company that seeks long-term capital growth primarily through investment in equity securities.

For the period July 1, 2002 to December 31, 2002, these investment alternatives include:

Federated Cash Trust Series - Funds are invested in corporate money market securities

PIMCO Total Return Fund - Funds are invested in a portfolio of at least 65% debt securities and up to 20% of securities denominated in foreign currencies.

Delaware Group: Real Estate Investment Trust - Funds are invested at least 65% in equities of real-estate investment trusts (REITs). It may also invest in other real-estate industry operating companies (REOCs).

Washington Mutual Investors Fund – Funds are invested in common stocks or equivalent securities that are legal for the investment of trust funds in the District of Columbia

Barclays Global Investors Equity Index Fund – The fund attempts to duplicate the investment results of the S&P 500 Index. The Index is composed of 500 selected common stocks, most of which are listed on the New York Stock Exchange.

First Trust Portfolio - S&P Target 24 Portfolio Fund – Funds are invested in 24 targeted companies of the S&P 500 Index.

Growth Fund of America - The fund invests primarily in common stocks which management believes are reasonably priced and represent solid long-term investment opportunities. The fund may invest up to 10% of assets in securities of issuers domiciled outside of the U.S. and Canada, and not included in the S&P 500 index. It may also invest up to 10% of assets in debt securities rated below investment-grade.

Lord Abbett Mid Cap Value Fund - The fund normally invests at least 65% of assets in equities of companies with market capitalizations ranging from $500 million to $5 billion. Management typically invests in securities that it believes have strong appreciation potential based on the following factors: changes in economic and financial conditions, new or improved products or services, changes in management, or improved efficiencies.

Artisan Mid Cap Fund - The fund primarily invests in common stocks of mid-size companies, which it defines as falling within the range of companies in the S&P MidCap 400 index.

First Trust Portfolio - Value Line Target 25 Portfolio Fund – Funds are invested in 25 targeted companies of the S&P 500 Index.

Strong Advisor Small Cap Value Fund - The fund normally invests at least 80% of net assets in small capitalization companies that the fund's management believe are undervalued relative to the market based on earnings, cash flow, or asset value.

AIM Small Cap Growth Fund - The fund normally invests at least 65% of assets in U.S. equities that have a market cap less than that of the largest company in the Russell 2000 index. It may also invest up to 35% of assets in U.S. equities that have a market cap greater than that of the largest company in the Russell 2000 index, and in investment-grade non-convertible debt securities, U.S. government securities and high-quality money markets.

Oppenheimer Global Fund - The fund invests primarily in common stocks and convertible securities issued by U.S. and foreign companies. It ordinarily maintains investments in at least three countries.

Putnam International Growth Fund - The fund normally invests at least 65% of assets in equity securities of companies located outside of the United States. The fund may invest in both developed and emerging markets.

MFS International New Discovery Fund - The fund normally invests at least 65% of assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of foreign issuers. The fund normally invests in at least three different countries.

Fahnestock Viner Holdings Inc. Common Stock Fund - Funds are invested in common stock of the Company’s parent, Fahnestock Viner Holdings Inc.

Certificate of Deposit Fund - Funds are invested in certificates of deposit.

Company contributions

As discussed above, the Company may contribute to the Plan a discretionary profit-sharing amount (the "Employer Regular Contribution"). The Employer Regular Contribution is determined by its Board of Directors and is subject to guidelines set forth in the Plan description.

Employer Regular Contributions for the year ending December 31, 2002 were determined as follows:

1.0% of the first $30,000 of a participant’s compensation;

2.5% of the next $35,000 of a participant’s compensation;

2.0% of the next $35,000 of a participant’s compensation;

1.0% of the next $60,000 of a participant’s compensation; and

0% above $160,000 of a participant’s compensation.

If participants elect to receive their Employer Regular Contribution in the form of common stock of Fahnestock Viner Holdings Inc. ("Holdings"), the Company may make an additional contribution of Holdings common stock up to or equal to 15 percent of the purchase price of the common stock (the "Employer Stock Contribution") at the discretion of the Directors of the Board.

For the year ended December 31, 2002 the total Company contribution was approximately $3,483,261.

Employees may make salary deferral contributions of up to 14% of compensation. Current law limits participant deferrals to $12,000 for the plan year ended December 31, 2002.

Vesting

All participants are immediately and fully vested in all Employee Elective Deferrals and the income derived from the investment of such contributions.

Participants will be vested in Employer Regular Contributions plus the income thereon upon the completion of service with the Company or an affiliate at the following rate:

Less than 3 years of service 0%

After 3 years of service 20%

After 4 years of service 40%

After 5 years of service 60%

After 6 years of service 80%

After 7 years of service 100%

All years of service with the Company or an affiliate are counted to determine a participant’s nonforfeitable percentage except years of service before the Plan was restated in 1991. Participants will be 100 percent vested in the additional portion of the Employer Stock Contributions only upon completion of 5 years service.

At December 31, 2002, forfeited nonvested accounts totaled approximately $170,869. These accounts will be used to reduce future employer contributions.

Company Qualified Matching and Qualified Non-Elective Contributions as defined in the Plan document, if required, are fully vested when made. No payments under these provisions were required during the year ended December 31, 2002.

Notwithstanding the vesting schedules specified above, with respect to retirement, a participant’s right to his or her accounts will be nonforfeitable upon the attainment of: the later of age 65 or the fifth anniversary of the participation commencement date; death; or disability, as defined.

Payment of benefits

Payment of vested benefits under the Plan will be made in the event of a participant’s termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Loans to participants

Loans are made available to all participants. Loans must be adequately collateralized using not more than fifty percent of the participant’s vested account balance and bear a interest rate of the current Treasury rate plus 4%. Loan principal and interest payments are applied to fund balances from which proceeds were drawn unless otherwise specified by the participant.

Income tax status

The Plan received a determination letter on August 2, 1994, from the Internal Revenue Service (IRS) qualifying the Plan under the IRS code as exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

Significant Accounting Policies

Securities transactions are recorded on a trade date basis with gains and losses reflected in income. Interest and dividend income are recorded on the accrual basis.

Investments are stated at fair value, based on quoted market prices for valuation of common stock, debt obligations, and mutual funds. Assets held in money market accounts are valued at cost which approximates fair value.

Benefits are recorded when paid.

Expenses related to loan origination and maintenance are paid to the administrator.

Life insurance policies are recorded at cash surrender value.

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and contribution to, and deductions from net assets during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are subject to interest rate, market, foreign exchange and credit risks.

Due to the risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Related Parties

For the period January 1, 2002 to June 30, 2002, the Company acted as investment advisor and administrator. It was the custodian of the Plan assets in the Bond Fund, the Money Market Fund, the Certificate of Deposit Fund, and the Fahnestock Viner Holdings Inc. Common Stock Fund. The Company executed the Plan’s transactions, and provided accounting and other administrative services for which no charge is made to the Plan.

The Trustees of the Plan are also officers and directors of the Company.

Concentration of Investments

The following investments represent 5% or more of net assets available for plan benefits as of December 31, 2002:

	Market Value	Percent of Net Assets Available for Plan Benefits
Fahnestock Viner Holdings Inc. – Common Stock Fund	$16,639,043	20.29%
Federated Cash Trust Series	14,206,075	17.32%
Growth Fund of America	11,961,236	14.58%
Washington Mutual Investors Fund	8,526,532	10.40%
PIMCO Total Return Fund	5,692,777	6.94%
Barclays Global Investors Equity Index Fund	4,236,161	5.16%

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $13,131,420 as follows:

Mutual funds	$(11,068,361)
Common stock	(2,118,477)
Corporate bond	46,140
Certificate of deposit	9,278
$(13,131,420)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, participants will become 100 percent vested in their contributions and related investment earnings.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2002
Net assets available for benefits per the financial statements	$82,022,330
Amounts allocated to withdrawing participants	(12,928)
Net assets available for benefits per the Form 5500	$82,009,402

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2002
Benefits paid to participants per the financial statements	$6,514,518
Add: Amounts allocated to withdrawing participants at December 31, 2002	12,928
Benefits paid to participants per the Form 5500	$6,527,446

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Subsequent Event

In January 2004 the Plan invested the employer contribution in accordance with the participants’ elections.

				Fair or Stated Value
Federated Cash Trust Series				$14,206,075
Fahnestock Viner Holdings Inc. Common Stock Fund				16,639,043
Oppenheimer Global Fund				3,722,374
PIMCO Total Return Fund				5,692,777
Certificate of Deposit Fund				1,541,249
Strong Advisor Small Cap Value Fund				2,012,653
AIM Small Cap Growth Fund				2,693,087
MFS International New Discovery Fund				1,002,239
Washington Mutual Investors Fund				8,526,532
Putnam International Growth Fund				1,293,014
Artisan Mid Cap Fund				768,474
Barclays Global Investors Equity Index Fund				4,236,161
Delaware Group: Real Estate Investment Trust				1,069,217
First Trust Portfolio – S&P Target 24 Portfolio Fund				10,405
First Trust Portfolio – Value Line 25 Portfolio Fund				8
Growth Fund of America				11,961,236
Lord Abbett Mid Cap Value Fund				2,290,678
Life Insurance Policies – Cash Surrender Value				407,680

Total investments				78,072,902

Description	Number of Loans	Interest Rates	Maturity Dates
*Participant Loans	255	Various	Jan 2002 – May 2025	$2,423,456

Total assets held for investment				$80,496,358

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees for the Fahnestock & Co., Inc. 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

FAHNESTOCK & CO., INC. 401(k) PLAN

/s/ A.G. Lowenthal

Albert G. Lowenthal, as Trustee of the
Fahnestock & Co., Inc. 401(k) Plan

Date: June 27, 2003

EXHIBIT INDEX

Exhibit 23 Consent of Independent Accountants

Exhibit 99.1 Certification